Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the year ended December 31,					For the three months ended March 31,
	2010	2009	2008	2007	2006	2011	2010
(Loss)/income from continuing operations	$(6,995)	$(143,285)	$17,052	$(9,642)	$18,002	$2,771	$172

Total fixed charges	41,762	35,531	45,099	39,181	34,575	8,906	10,325

	$34,767	$(107,754)	$62,151	$29,539	$52,577	$11,677	$10,497

Fixed charges
Operating lease expense	$16,777	$21,589	$28,658	$23,516	$10,860	$3,286	$4,973
Factored at one-third	5,592	7,196	9,553	7,839	3,620	1,095	1,658
Interest expense	36,170	28,335	35,546	31,342	30,955	7,811	8,667

Total fixed charges	$41,762	$35,531	$45,099	$39,181	$34,575	$8,906	$10,325

Ratio of earnings/(loss) to fixed charges	(1)	(1)	1.4x	(1)	1.5x	1.3x	1.0x

(Deficiency)/surplus in fixed charge coverage ratio	$(6,995)	$(143,285)	$17,052	$(9,642)	$18,002	$2,771	$172

(1)	In 2010, 2009 and 2007 earnings were insufficient to cover fixed charges by approximately $7.0 million, $143.3 million and $9.6 million, respectively.